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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

         UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              AXA FINANCIAL, INC.
                           (Name of Subject Company)

                              AXA FINANCIAL, INC.
                       (Name of Person Filing Statement)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                            ------------------------

                                   002451102
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                ROBERT E. GARBER
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                              AXA FINANCIAL, INC.
                          1290 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10104
                                 (212) 554-1234
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Person Filing Statement)

                            ------------------------

                                    COPY TO:
                             MICHAEL W. BLAIR, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 909-6000

                            ------------------------

               / / CHECK THE BOX IF THE FILING RELATES SOLELY TO
                   PRELIMINARY COMMUNICATIONS MADE BEFORE THE
                        COMMENCEMENT OF A TENDER OFFER.

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
ITEM 1. SUBJECT COMPANY INFORMATION.

NAME AND ADDRESS

    The name of the subject company is AXA Financial, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1290 Avenue of the Americas, New York, New York 10104. The telephone number of the Company at its principal executive offices is
(212) 554-1234.

SECURITIES

    The title of the class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Statement") relates is the common stock, par value $0.01 per share, of the Company ("Common Stock"). As of November 10, 2000, there were 434,949,735 shares of Common Stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

NAME AND ADDRESS

    The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

TENDER OFFER

    This Statement relates to the joint offer by AXA, a societe anonyme organized under the laws of The Republic of France ("AXA"), and AXA Merger Corp., a Delaware corporation and a wholly owned subsidiary of AXA ("Merger Corp.," and together with AXA, the "Purchasers"), to exchange 0.295 of an American Depositary Share of AXA, and $35.75 in cash, without interest, for each of the issued and outstanding shares of Common Stock (the "Shares"), upon the terms and subject to the conditions set forth in Purchasers' prospectus constituting a part of a Registration Statement on Form F-4 filed with the Securities and Exchange Commission on November 21, 2000 (the "Prospectus"), and in the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) to this Statement and are incorporated by reference in their entirety in this response to this Item 2. The information incorporated by reference is considered to be a part of this Statement, except for any information that is superseded by information included directly in this Statement. The Offer is described in the Prospectus filed as an exhibit to a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Purchasers with the Securities and Exchange Commission on November 21, 2000, which includes the information required to be reported under Rule 13e-3 under the Securities Exchange Act of 1934, as amended.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 17, 2000, among AXA, Merger Corp. and the Company (the "Merger Agreement"). The Merger Agreement provides, among other things, that after the purchase of Shares pursuant to the Offer and the satisfaction or, if permissible, waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the "Delaware Law"), Merger Corp. will be merged with and into the Company (the "Merger"). As a result, the Company will continue as the surviving corporation (the "Surviving Corporation") and as a wholly owned subsidiary of AXA. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company, Shares acquired in the Offer and allocated to Merger Corp., or Shares held by AXA or any of its subsidiaries that are deposited in the voting trust, and other than Shares held by stockholders who will have demanded and perfected appraisal rights under Delaware Law) will be converted automatically into the right to receive 0.295 of an American Depositary Share of AXA, and $35.75 in cash, without interest (the "Merger Consideration"). Stockholders who demand and fully perfect appraisal rights under Delaware Law will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by Delaware Law. The Merger Agreement is summarized in the section entitled "The Merger Agreement" of the Prospectus. A copy of the Merger Agreement has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference in its entirety.

    The Schedule TO states that the principal executive offices of AXA and Merger Corp. are located at 25, avenue Matignon, 75008 Paris, France (in the case of AXA) and 1209 Orange Street, Wilmington, DE 19801 (in the case of Merger Corp.).

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

CONFLICTS OF INTEREST

    Except as described or referred to in this Item 3, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) Merger Corp., AXA or their respective executive officers, directors or affiliates.

CERTAIN ARRANGEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES

    The information set forth under "THE EXCHANGE OFFER--Beneficial Ownership of Common Stock of AXA Financial by Directors and Officers of AXA Financial" in the Prospectus is incorporated herein by reference.

    Certain contracts, agreements, arrangements and understandings between the Company and its executive officers, directors and affiliates are described under the captions "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," and "PROPOSAL 1. ELECTION OF DIRECTORS," in the Company's Definitive Proxy Statement for the 2000 Annual Meeting of the Company's stockholders. Proxy Statement information that appears under these captions is filed herewith as Exhibit (e)(8) and is incorporated herein by reference.

CERTAIN ARRANGEMENTS BETWEEN THE COMPANY AND AXA

    The information set forth under "RISK FACTORS--Risks Relating to Operations--Significant shareholders of AXA may have interests conflicting with your interests," "SPECIAL FACTORS--Background of the Offer; Contacts with AXA Financial," "SPECIAL FACTORS--Reasons for the Offer and the Merger; Purpose and Structure of the Offer and the Merger," "SPECIAL FACTORS--Recommendation of the Special Committee and the Board of Directors of AXA Financial," "SPECIAL FACTORS--Fairness of the Offer and the Merger," "SPECIAL FACTORS--Opinion of the Financial Advisor of the Special Committee," "SPECIAL FACTORS--Plans for AXA Financial After the Offer and the Merger," "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger," "THE EXCHANGE OFFER--Sources and Amount of Funds," "THE EXCHANGE OFFER--Transactions and Arrangements Concerning Shares of AXA Financial Common Stock" and "THE COMPANIES--Related Party Transactions" in the Prospectus is incorporated herein by reference.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

    In considering the recommendations of the Board of Directors of the Company and the special committee of independent directors of the Board of Directors (the "Special Committee") with respect to the Offer, the Merger and the Merger Agreement, and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain officers and directors of AXA, Merger Corp. and the Company have interests in the Offer and the Merger which are described in the sections of the Prospectus listed below and which may present them with certain potential conflicts of interest.

    The information contained under "RISK FACTORS--Risks Relating to Operations--Significant shareholders of AXA may have interests conflicting with your interests," "SPECIAL FACTORS--Background of the Offer; Contacts with AXA Financial," "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger," "THE EXCHANGE OFFER--Transactions and Arrangements Concerning Shares of AXA Financial Common Stock," "THE EXCHANGE OFFER--Beneficial Ownership of Common Stock of AXA Financial by Directors and Officers of AXA Financial," "THE MERGER AGREEMENT--Indemnification" and "THE COMPANIES--Related Party Transactions" in the Prospectus is incorporated herein by reference.

    The Special Committee and the Board of Directors were aware of these actual and potential conflicts of interest and considered them along with the other matters referred to in Item 4, "The Solicitation or Recommendation--Reasons for the Recommendation."

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

SOLICITATION OR RECOMMENDATION

    The Special Committee, at a meeting held on October 17, 2000, unanimously determined that the terms of each of the Offer and the Merger and the other transactions contemplated by the Merger Agreement, are fair to, and in the best interests of, the Company and the holders of Shares (other than AXA and its affiliates) and unanimously determined to recommend that the Board of Directors:
(i) approve the Merger Agreement, the Offer and the Merger, and the other transactions contemplated by the Merger Agreement; (ii) determine that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company and the holders of Shares (other than AXA and its affiliates);
(iii) declare the Merger Agreement advisable; (iv) recommend that holders of Shares accept the Offer and tender their Shares pursuant to the Offer; and
(v) recommend that holders of Shares adopt the Merger Agreement, if such adoption is necessary for the consummation of the Merger.

    The Board of Directors, at a meeting held on October 17, 2000, acting on the unanimous recommendation of the Special Committee and based on, among other things, the Special Committee's recommendation, unanimously determined to accept the Special Committee's recommendation and adopted resolutions (i) approving the Merger Agreement, the Offer and the Merger, and the other transactions contemplated by the Merger Agreement; (ii) determining that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company and the holders of Shares (other than AXA and its affiliates); (iii) declaring the Merger Agreement advisable; (iv) recommending that holders of Shares accept the Offer and tender their Shares pursuant to the Offer; and (v) recommending that holders of Shares adopt the Merger Agreement, if such adoption is necessary for the consummation of the Merger.

    THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    The Special Committee's recommendation is based in part on the written opinion delivered on October 17, 2000 by Wasserstein Perella & Co., Inc. ("Wasserstein Perella") that, as of such date and based on and subject to the assumptions and limitations described in the opinion, the Merger Consideration to be received pursuant to the Offer and the Merger by the Company stockholders (other than AXA and its affiliates) was fair to such stockholders from a financial point of view. The full text of the written opinion, which sets forth the assumptions made, the matters considered and the limitations on the review undertaken by Wasserstein Perella in connection with the opinion, is filed as Exhibit (a)(18) to this Statement and is incorporated in this Item 4 by reference.

    A form of a letter to the stockholders of the Company, the Important Information Cover Sheet, a letter to brokers, dealers, commercial banks, trust companies and other nominees, a letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees communicating the Board's recommendation, related notices, instructions and forms and press releases announcing the Offer and the Merger are filed as Exhibits (a)(3) through (a)(17) to this Statement and are incorporated by reference in this Item 4.

REASONS FOR THE RECOMMENDATION

    The reasons for the recommendation stated above in this Item 4 are set forth under "SPECIAL FACTORS--Background of the Offer; Contacts with AXA Financial," "SPECIAL FACTORS--Recommendation of the Special Committee and the Board of Directors of AXA Financial," "SPECIAL FACTORS--Fairness of the Offer and the Merger," and "SPECIAL FACTORS--Opinion of the Financial Advisor of the Special Committee," in the Prospectus and are incorporated in this Item 4 by reference.

INTENT TO TENDER

    To the best knowledge of the Company, after making reasonable inquiry, each executive officer, director, affiliate and subsidiary of the Company who owns Shares currently intends to tender in the Offer or sell or vote in favor of the Merger all Shares that each such person owns of record or beneficially as of the date of this Statement, other than tendering Shares, if any, that (i) if tendered, would cause any of such persons to incur liability under the short-swing profits provisions of the U.S. federal securities laws, (ii) are restricted Shares or (iii) any of these individuals may intend to use for charitable contributions. Shares deposited in the voting trust will not be tendered in the Offer but the Company anticipates that they will be voted in favor of the Merger.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    The information contained under "SPECIAL FACTORS--Background of the Offer; Contacts with AXA Financial," "SPECIAL FACTORS--Recommendation of the Special Committee and the Board of Directors of AXA Financial," "SPECIAL FACTORS--Fairness of the Offer and the Merger," "SPECIAL FACTORS--Opinion of the Financial Advisor of the Special Committee" and "THE EXCHANGE OFFER--Fees and Expenses" in the Prospectus are incorporated in this Item 5 by reference.

    Except as set forth above in this Item 5, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    The information set forth under "THE EXCHANGE OFFER--Transactions and Arrangements Concerning Shares of AXA Financial Common Stock" in the Prospectus is incorporated in this Item 6 by reference.

    Except as set forth in this Item 6, no transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as described or referred to in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person;
(ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

    Except as described or referred to in this Statement, there are no transactions, resolutions of the Company's Board, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph of this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

    The information contained in the Prospectus filed as Exhibit (a)(1) is incorporated by reference in this Item 8.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                          DESCRIPTION
-----------  ------------------------------------------------------------
  (a)(1)     Prospectus, dated November 21, 2000 (incorporated by
             reference to the AXA Form F-4 filed with the SEC on
             November 21, 2000).

  (a)(2) Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the AXA Form F-4).

  (a)(3) Form of a letter to stockholders from Edward D. Miller, President and Chief Executive Officer of the Company
             (included with this Statement).

  (a)(4) Important Information Cover Sheet (incorporated by reference to Exhibit 99.4 to the AXA Form F-4).

  (a)(5)     Letter from the Dealer Manager to Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees
             (incorporated by reference to Exhibit 99.5 to the AXA
             Form F-4).

  (a)(6)     Notice of Guaranteed Delivery (incorporated by reference to
             Exhibit 99.3 to the AXA Form F-4).

  (a)(7)     Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.6 to the AXA Form F-4).

  (a)(8)     Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9 (incorporated by reference to
             Exhibit 99.9 to the AXA Form F-4).

EXHIBIT NO.                          DESCRIPTION
-----------  ------------------------------------------------------------
  (a)(9)     IRS Form W-8 Certificate of Foreign Status (incorporated by reference to Exhibit 99.10 to the AXA Form F-4).
  (a)(10)    IRS Form W-8 BEN Certificate of Foreign Status of Beneficial
             Ownership for United States Tax Withholding (incorporated by reference to Exhibit 99.11 to the AXA Form F-4).
  (a)(11)    Press Release issued by AXA on August 30, 2000 (incorporated by reference to Form 425 filed by AXA on August 30, 2000).
  (a)(12)    Presentation to analysts on August 30, 2000 (incorporated by reference to Form 425 filed by AXA on August 30, 2000).
  (a)(13)    Press Release issued by the Company on August 30, 2000
             (incorporated by reference to press release under cover of
             Schedule 14D-9C filed by the Company on August 30, 2000).
  (a)(14)    Presentation to investors dated September 2000 (incorporated by reference to Form 425 filed by AXA on September 12,
             2000).
  (a)(15)    Press Release issued by the Company on October 18, 2000
             (incorporated by reference to press release under cover of
             Schedule 14D-9C filed by the Company on October 18, 2000).
  (a)(16)    Press Release issued by AXA on October 18, 2000
             (incorporated by reference to Form 425 filed by AXA on
             October 18, 2000).
  (a)(17)    Form of a Summary Advertisement (incorporated by reference to Exhibit 99.17 to the AXA Form F-4).
  (a)(18)    Opinion of Wasserstein Perella & Co., Inc., to the Special
             Committee of Board of Directors of the Company, dated
             October 17, 2000 (included as Annex A to this Statement).
  (e)(1)     Agreement and Plan of Merger, dated as of October 17, 2000, among AXA, Merger Corp. and the Company (incorporated by
             reference to Exhibit 2.1 to the AXA Form F-4).
  (e)(2)     Voting Agreement, dated as of October 17, 2000, by certain
             Voting Trustees under a Voting Trust Agreement, dated as of
             May 12, 1992, as amended, to and for the benefit of the
             Company (incorporated by reference to Exhibit 9.1 to the AXA
             Form F-4).
  (e)(3)     Voting Trust Agreement, dated as of May 12, 1992, by and
             among AXA and the designated Voting Trustees, as amended
             (incorporated by reference to Exhibit 9.2 to the AXA
             Form F-4).
  (e)(4)     Standstill and Registration Rights Agreement dated as of
             July 18, 1991 between The Equitable Companies Incorporated,
             The Equitable Life Assurance Society of the United States
             and AXA, as amended by Amendment No. 1 dated as of
             November 27, 1991 and Amendment No. 2 dated as of March 15,
             1992 (incorporated by reference to Exhibit 10.1 to the AXA
             Form F-4).
  (e)(5)     Cooperation Agreement dated as of July 18, 1991 among The
             Equitable Life Assurance Society of the United States, The
             Equitable Companies Incorporated and AXA, as amended by
             Amendment No. 1 dated as of November 27, 1991 (incorporated by reference to Exhibit 10.2 to the AXA Form F-4).
  (e)(6)     Letter Agreement dated as of May 12, 1992 between AXA, The
             Equitable Companies Incorporated and The Equitable Life
             Assurance Society of the United States (incorporated by
             reference to Exhibit 10.3 to the AXA Form F-4).
  (e)(7)     Letter Agreement dated as of May 12, 1992 between AXA and
             the Superintendent of Insurance of the State of New York
             Insurance Department (incorporated by reference to
             Exhibit 10.4 to the Form F-4).
  (e)(8)     Sections entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
             OWNERS AND MANAGEMENT," and "PROPOSAL 1. ELECTION OF
             DIRECTORS," in the Company's Definitive Proxy Statement for
             the 2000 Annual Meeting of the Company's stockholders (filed herewith).

EXHIBIT NO.                          DESCRIPTION
-----------  ------------------------------------------------------------
  (e)(9)     Continuity Agreement, dated September 29, 2000, between the
             Company and Edward Miller (incorporated by reference to
             Exhibit 10.6 to the AXA Form F-4).
  (e)(10)    Continuity Agreement, dated September 29, 2000, between the
             Company Michael Hegarty (incorporated by reference to
             Exhibit 10.5 to the AXA Form F-4).
  (e)(11)    Continuity Agreement, dated September 29, 2000, between the
             Company and Stanley B. Tulin (incorporated by reference to
             Exhibit 10.7 to the AXA Form F-4).

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       AXA FINANCIAL, INC.

                                                       By:  /s/ STANLEY B. TULIN
                                                            -----------------------------------------
                                                            Name: Stanley B. Tulin
                                                            Title:  Vice Chairman of the Board and
                                                            Chief Financial Officer

Dated: November 21, 2000

                                    ANNEX A

[Wasserstein Logo]                Wasserstein Perella & Co.,
                                  Inc.
                                  31 West 52nd Street
                                  New York, New York 10019-6118
                                  Telephone 212-969-2700
                                  Fax 212-969-7836

                                          October 17, 2000

Special Committee of the Board of Directors
AXA Financial, Inc.
1290 Avenue of the Americas
New York, NY 10104

Members of the Special Committee of the Board:

    You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders (other than AXA ("Purchaser") or any of its affiliates) of the common stock, par value 0.01 per share (the "Shares") of AXA Financial, Inc., a Delaware corporation (the "Company"), of the consideration to be received by such holders pursuant to the terms of the Agreement and Plan of Merger, dated as of October 17, 2000 (the "Merger Agreement"), among the Company, Purchaser and AXA Merger Corp ("Sub"). The Merger Agreement provides for, among other things, a tender offer (the "Tender Offer") by Purchaser and Sub to acquire all of the outstanding Shares (other than Shares held in treasury by the Company or Shares owned by Purchaser and its subsidiaries held in the voting trust (the "Voting Trust") established pursuant to a Voting Trust Agreement, dated as of May 12, 1992, by and among Purchaser and the voting trustees named therein, as amended) at a price per Share equal to $35.75 in cash and 0.2950 American Depositary Shares of Purchaser (collectively, the "Consideration"), and for a subsequent merger (the "Merger" and, together with the Tender Offer, the "Transaction") of Sub with and into the Company pursuant to which each remaining outstanding Share not purchased in the Tender Offer (other than Shares held in treasury by the Company or Shares owned by Purchaser and its subsidiaries held in the Voting Trust) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are set forth in more detail in the Merger Agreement. We understand that Purchaser directly and indirectly through subsidiaries owns, through the Voting Trust, approximately 60.3% of the outstanding shares of common stock of the Company.

    In connection with rendering our opinion, we have reviewed a draft of the Merger Agreement, and for purposes hereof, we have assumed that the terms and conditions of the final form of the Merger Agreement will not differ in any material respect from the draft provided to us. We have also reviewed and analyzed certain publicly available business and financial information relating to the Company and Purchaser for recent years and interim periods to date, as well as certain internal financial and operating information relating to the Company, including financial forecasts, analyses and projections prepared by or on behalf of the Company and provided to us for purposes of our analysis. We have met with management of the Company and Purchaser to review and discuss such information and, among other matters, each of the Company's and Purchaser's business, operations, assets, financial condition and future prospects. As you know, we did not receive financial forecasts and projections of Purchaser.

    We have reviewed and considered certain financial and stock market data relating to the Company and Purchaser, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to the Company and Purchaser or one or more of their respective businesses or assets, and we have reviewed and considered the financial terms of certain recent acquisitions and business combination transactions in certain industries that we believe to be reasonably comparable to the Transaction or otherwise relevant to our inquiry. We have also taken into consideration that Purchaser directly and indirectly through subsidiaries owns, through the Voting Trust, approximately 60.3% of the outstanding shares of common stock of the Company, and we have reviewed and considered the financial terms of certain recent transactions in which a majority shareholder of an entity has purchased the interests held by the minority shareholders. In addition to the foregoing, we have performed such other financial studies, analyses, and investigations and reviewed such other information as we considered appropriate for purposes of this opinion.

    In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all of the historical financial and other information provided to or discussed with us or publicly available, and we have not assumed any responsibility for independent verification of any of such information. We have also assumed and relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to us, and we have assumed that such projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company's management. We express no opinion with respect to such projections, forecasts and analyses or the assumptions upon which they are based. We are not actuaries and our advisory services did not include actuarial determinations or evaluations by us or an attempt to evaluate actuarial assumptions. In addition, we have not reviewed any of the books and records of the Company or Purchaser, or assumed any responsibility for conducting a physical inspection of the properties or facilities of the Company or Purchaser, or for making or obtaining an independent valuation or appraisal of the assets or liabilities or adequacy of the reserves of the Company or Purchaser, and no such independent valuation or appraisal was provided to us. We also have (i) assumed that, in all respects material to our analysis, the disposition by Purchaser, the Company and their affiliates of their respective interests in Donaldson, Lufkin & Jenrette, Inc. ("DLJ") will be consummated substantially on the terms and conditions publicly announced by the Company and described to us and (ii) assumed that the transactions described in the Merger Agreement will be consummated without waiver or modification of any of the material terms or conditions contained therein by any party thereto. Our opinion is necessarily based on economic and market conditions and other circumstances as they exist and can be evaluated by us as of the date hereof. We are not expressing any opinion herein as to the prices at which any securities of the Company or Purchaser will actually trade at any time.

    It should be noted that in the context of our engagement by the Special Committee of the Board of Directors of the Company, we were not authorized to and did not solicit third party indications of interest in acquiring all or any part of the Company, or investigate any alternative transactions that may be available to the Company.

    In the ordinary course of our business, we may actively trade the debt and equity securities of the Company and Purchaser for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    We are acting as financial advisor to the Special Committee of the Board of Directors of Company in connection with the proposed Transaction and will receive a fee for our services, including rendering this opinion, a significant portion of which is contingent upon the consummation of the Transaction. In

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addition, we have performed investment banking services for the Special
Committee in connection with the disposition of DLJ.

    Our opinion addresses only the fairness from a financial point of view to the holders of the Shares (other than Purchaser or any of its affiliates) of the Consideration to be received by such holders pursuant to the Transaction, and we do not express any views on any other terms of the Transaction. Specifically, our opinion does not address the Special Committee's or the Company's underlying business decision to recommend the transactions contemplated by the Merger Agreement. In addition, our opinion does not address the solvency of the Company or Purchaser following consummation of the Transaction or at any time.

    It is understood that this letter is for the benefit and use of the Special Committee of the Board of Directors of the Company in its consideration of the Transaction and, except for inclusion in its entirety in any proxy statement or
Schedule 13E-3 statement required to be circulated to shareholders of the Company relating to the Merger or tender offer recommendation statement on
Schedule 14D-9 from the Company to holders of Shares relating to the Transaction, may not be used for any other purpose or quoted, referred to, disseminated or reproduced at any time or in any manner without our prior written consent. This opinion does not constitute a recommendation to any holder of Shares with respect to whether such holder should tender Shares pursuant to the Tender Offer or as to how such holder should vote with respect to the Merger, and should not be relied upon by any holder as such.

    Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof, the Consideration to be received by the holders of the Shares (other than Purchaser or any of its affiliates) pursuant to the Tender Offer and the Merger is fair to such holders from a financial point of view.

                                          Very truly yours,

                                          WASSERSTEIN PERELLA & CO., INC.

                                          /s/

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